UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

TAT Technologies Ltd.

6-K Items

1.	Press release TAT Technologies Ltd. Announces the appointment of new director and the appointment of new Chief Executive Officers of its subsidiary, Limco-Piedmont Inc

ITEM 1

TAT Technologies Ltd. announces appointment of new director and the appointment of new CEO of its subsidiary Limco-Piedmont Inc.

GEDERA, ISRAEL – (August 13, 2009) – /PRNewswire-FirstCall/ – TAT Technologies Ltd (“TAT”) announced today the appointment of Dr. Avraham Ortal, as CEO of its wholly-owned subsidiary, Limco-Piedmont Inc (“Limco”), effective September 1st, 2009; and the election of Mr. Jan H. Loeb as a member of its Board of Directors. Mr. Loeb will be replacing Dr. Ortal as a member of TAT’s Board of Directors.

Dr. Ortal has served as the chief executive officer of KMN Capital Ltd., a subsidiary of Kaman Holdings Ltd., (“KMN”), and as the vice president of KMN, since February 2008. In such capacities Dr. Ortal was responsible for the international operations of KMN and its subsidiaries. From March 1999 to January 2008, Dr. Ortal was a partner in the law firm of Zellermayer, Pelossof & Co. of Tel Aviv, Israel. Prior to joining Zellermayer, Pelossof & Co., Dr. Ortal was an associate at the New York law firm Davis Polk & Wardell and was an Adjunct Lecturer (Mergers & Acquisitions) at the Duke University School of Law. Dr. Ortal holds an LL.B. degree from the College of Management, an L.L.M. degree from Duke University School of Law and an S.J.D. degree from Duke University and he is currently completing an MBA degree from Northwestern University Kellogg Business School

Mr. Loeb has been the President of Amtrust Capital Management, Inc., a capital investment firm, since 2007. From February 2005 through 2007 he served as a portfolio manager for Amtrust Capital Management, Inc. From February 2004 through January 2005 Mr. Loeb was a portfolio manager for Chesapeake Partners, a capital investment firm. Prior thereto, Mr. Loeb was a Managing Director at various investment banking firms. Mr. Loeb is also a director of American Pacific Corp. and Golf Trust of America, Inc.

About the Company

TAT Technologies Ltd. provides a variety of services and products to the military and commercial aerospace and ground defense industries through its Gedera facility in Israel, as well as through its subsidiaries, Bental Industries Ltd., in Israel and Limco – Piedmont, Inc., in the U.S.

TAT operates under four operational segments: (i) OEM of Heat Transfer products (ii) OEM of Electric Motion Systems (iii) MRO services; and (iv) parts services, each with the following characteristics.

TAT’s activities in the area of OEM of Heat Transfer products primarily relate to the (i) design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; and (ii) manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of OEM of Electric Motion Systems primarily relate to the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of Bental in August 2008 and accordingly, the results in this segment for fiscal year 2008 are not compared with the previous years.

TAT’s MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. TAT’s Limco subsidiary operates FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s parts segment focuses on inventory management and sale of APU parts, propellers and landing gear. TAT offers parts services for commercial, regional and charter airlines and business aircraft owners.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results, synergies, customer benefits, growth opportunities, financial improvements, expected expense savings and other benefits anticipated from the merger. These statements are hereby identified as “forward-looking statements” for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management’s current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company’s filings with the Securities Exchange Commission, including its registration statement on form F-4, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Yaron Shalem —————————————— Yaron Shalem Chief Financial Officer

Date: August 13, 2009